June 8, 2023

VIA EDGAR

Mr. Joseph Klinko

Staff Accountant

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C.  20549

Re: Chemical and Mining Company of Chile, Inc.

Form 20-F for Fiscal Year ended December 31, 2022

Filed April 26, 2023

File No. 033-65728

Dear Mr. Klinko:

As a follow-up to your telephone conversation on June 8, 2023, with Sey-Hyo Lee of our U.S. counsel, Winston & Strawn LLP, I am writing to confirm that Chemical and Mining Company of Chile (Sociedad Química y Minera de Chile S.A.) (“SQM” or the “Company”) is in receipt of the letter dated May 31, 2023 from the Office of Energy & Transportation of the Division of Corporation Finance, providing comments on the above-referenced Annual Report on Form 20-F of the Company for the fiscal year ended December 31, 2022 filed on April 26, 2023 and that the Company intends to respond to the comment letter by Thursday, June 29, 2023.

If you have any questions with regard to the foregoing or require additional information, please contact Sey-Hyo Lee at (212) 294-6655 or Allen Miller of Winston & Strawn LLP at (212) 294-5330.

Very truly yours,

/s/ Gerardo Illanes

Gerardo Illanes

Chief Financial Officer

cc:Mr. Gus Rodriguez, Staff Accountant

El Trovador 4285

Las Condes, Santiago, Chile

7550079

sqm.com